Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Apollo Medical Holdings, Inc. 2015 Equity Incentive Plan (as amended) of our report dated March 1, 2023, except for effects of the restatement discussed in Note 1, as well as the reportable segments disclosures discussed in Note 21, as to which the date is August 9, 2023, with respect to the consolidated financial statements of Apollo Medical Holdings, Inc. and our report dated March 1, 2023, except for the effect of the material weakness described in the third paragraph of such report, as to which the date is August 9, 2023, with respect to the effectiveness of internal control over financial reporting of Apollo Medical Holdings, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst and Young LLP

Los Angeles, California

November 3, 2023